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                                                                    EXHIBIT 21.1



Subsidiaries of the Registrant

G&R Marketing, Inc., an Illinois corporation
Microsouth, Inc., a Georgia corporation
tekgraf, inc., a Texas corporation
Computer Graphics Distributing Company, a Maryland corporation
Tekgraf Northwest, a California corporation
Computer Graphics Technology, Inc., a Georgia corporation
Martec, Inc., a Georgia corporation
New England Computer Graphics, Inc., a Georgia corporation